

June 23, 2010

Mr. John B. Howard
Chief Financial Officer
AllianceBernstein Holding LP
1345 Avenue of the Americas
New York, NY 10105

Re: **AllianceBernstein Holding L.P.**
AllianceBernstein L.P.
Form 10-K for the year ended December 31, 2009
File Nos. 1-9818 and 0-29961

Dear Mr. Howard:

We have reviewed your response to our letter dated May 11, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Advisory and Service Fees, page 39

1. We note your response to our prior comment one and have the following comments:
   - Please provide your proposed disclosures to qualitatively discuss the factors which contribute to inflows and outflows of client money.
   - Notwithstanding the fact that you are unable to distinguish and correlate the thought process of your clients with your gross inflows and outflows, we would expect you to have some insight regarding the conditions of the financial market and your underlying product and services such that you can analyze and discuss the underlying cash inflows and outflows of your AUM. Please show us your proposed disclosures.
   - Your response to the fourth bullet indicates that you will summarize the increases and decreases in average AUM using the roll-forward tables as references. Please confirm that this summary will textually discuss the underlying reasons for changes in AUM and provide your proposed disclosures.

Bernstein Research Services, page 40

2. We have read your response to prior comment four.   Please provide your proposed disclosures.

Investment Gains (Losses), page 40

3. We note your response to prior comment five. Please explain why you believe that including the details of gross realized and unrealized gains and losses would not contribute materially to an understanding of net gains(losses) from your investment activities. It appears to us that including this information would provide additional transparency to a reader.

Net Income of Consolidated Entities Attributable to Non-Controlling Interest, page 42

4. We note you will expand disclosure regarding the higher gains on investments owned by your consolidated venture capital fund. Please confirm that this will be in the context of the 90% non-controlling interest. If not, please explain how you will address the changes in this investment in future filings.

Capital Resources and Liquidity, page 43

5. We have read your proposed disclosures provided in your response to prior comment ten. Please ensure that you also include a textual discussion related to the material items impacting operating cash flows. In this regard, we assume a textual discussion would have been required for the material cash flows related to the timing of changes in assets and liabilities in your 2008 vs. 2007 disclosures.

6. You indicate in your response to prior comment eleven that Available Cash Flow in most instances is the number of Units outstanding multiplied by diluted earnings per Unit. Given that diluted earnings per Unit is a GAAP performance measure, fully explain to readers what Available Cash Flow represents. If this is not a liquidity measure, please change the name of this measure to delete the term "cash". Please provide your proposed disclosures for this as well as your discussion of the reasons for any instances where the distribution per Units is not equal to the diluted earnings per Unit for the period.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691 or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant